Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.

November 13, 2015

Dear Shareholder:
    No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by CĪON Investment Corporation (the “Company, “we” or “our””). The purpose of this Offer is to provide a measure of liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the price at which Shares will be issued pursuant to the Company’s third amended and restated distribution reinvestment plan immediately prior to January 4, 2016 (the “Purchase Price”). The Purchase Price (and the price at which Shares will be issued pursuant to the Company’s third amended and restated distribution reinvestment plan) will be determined by the Company’s board of directors (the “Board”) or a committee thereof, in its sole discretion, and will be (i) not less than the net asset value per Share (the “NAV Per Share”) of the Company’s common stock (as determined in good faith by the Board or a committee thereof, in its sole discretion) immediately prior to January 4, 2016 and (ii) not more than 2.5% greater than the NAV Per Share as of such date. The offering price as of November 11, 2015, the date of the Company’s most recent closing, was $10.20 per Share; 90% of this amount is $9.18 per Share. The most recent price at which Shares were issued pursuant to the Company’s second amended and restated distribution reinvestment plan on October 28, 2015 was $9.18 per Share, but the Purchase Price in effect immediately prior to  January 4, 2016 may be higher or lower than such amount. The Offer period will begin on or before November 13, 2015 and end at 5:00 P.M., Eastern Time, on December 31, 2015. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about January 13, 2016.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 1,261,150.89 Shares (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2014).

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Eastern Time, on December 31, 2015.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

CĪON Investment Corporation c/o DST Systems, Inc. P.O. Box 219476 Kansas City, MO 64121-9476	CĪON Investment Corporation c/o DST Systems, Inc. 430 West 7th Street Kansas City, MO 64105

    If you have any questions, please call your financial advisor or call the Company at (800) 343-3736.

Sincerely,

Michael A. Reisner

Co-President and Co-Chief Executive Officer
CĪON Investment Corporation